Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

April 26, 2021

VIA E-MAIL AND EDGAR

Ms. Christina E. Chalk Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	MiMedx Group, Inc. PREC14A filed on April 20, 2021 Filed by Prescience Point Capital Management LLC, et al. File No. 1-35887

Dear Ms. Chalk:

On behalf of Prescience Investment Group LLC and its affiliates (“Prescience Point” or the “Filing Persons”), we are responding to your letter dated April 23, 2021, in connection with the preliminary proxy statement filed under cover of Schedule 14A on April 20, 2021 (the “Preliminary Proxy Statement”) with respect to MiMedx Group, Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the Staff’s comments are restated below in italics in the order in which they were listed, and are followed by our respective responses.

Concurrently with this letter, Prescience Point is delivering to your attention a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”), which the Filing Persons intend to file with the SEC on EDGAR. The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement filed on April 21, 2020

Background of this Proxy Solicitation, page 4

1.	On page 5, you disclose that in May of 2019, Prescience Point and the Company entered into a Cooperation Agreement pursuant to which the Company agreed to “nominate certain of Prescience Point’s nominees to the Board along with Timothy R. Wright, the Company’s Chief Executive Officer…” Clarify how many of Prescience Point’s nominees were appointed at that time and identify those individuals. In addition, explain whether those Prescience nominees continue to serve on the Board of Directors.

In response to the Staff’s comment, the Filing Persons have revised the “Background” section on page 5 of the Revised Preliminary Proxy Statement to provide further background regarding the Cooperation Agreement and those Prescience Point nominees appointed in connection therewith as well as those that continue to serve on the Company’s Board of Directors (the “Board”).

For ease of reference, the Filing Persons note that three (3) Prescience Point nominees were appointed to the Board under the Cooperation Agreement, including Kathleen Behrens Wilsey (“Dr. Behrens”), K. Todd Newton (“Mr. Newton”), and Richard J. Barry (“Mr. Barry”). Mr. Barry declined to stand for re-election as a director and his term ended on August 31, 2020. Dr. Behrens and Mr. Newton continue to serve on the Board and are up for re-election at the Company’s 2021 annual meeting of shareholders.

2.	See our last comment above. To the extent that previous Prescience Point Board designees and the additional nominees for whom you are currently soliciting proxies would constitute a majority of the Board, revise the statements in the proxy statement that “[e]ven if all of the Nominees are elected, the Nominees will represent a minority of the members of the Board…”

The Filing Persons respectfully note that, as described on page 7 of each of the Preliminary Proxy Statement and Revised Preliminary Proxy Statement, even if all four (4) Nominees are elected, the Prescience Point Nominees will continue to represent a minority of the Board, representing four (4) of nine (9) Board seats. Accordingly, the Filing Persons have retained the referenced statement regarding the fact that Prescience Point’s Nominees could, at most, constitute a minority of the Board. Nevertheless, in accordance with this Comment, as well as the Staff’s Comment above, the Filing Persons have provided further detail regarding this issue on pages 2, 5 and 7 of the Revised Preliminary Proxy Statement.

For ease of reference to the Staff, and as noted above and described in further detail below, only two (2) individuals currently serving on the Board—Dr. Behrens and Mr. Newton—could be considered Prescience Point’s nominees under the Cooperation Agreement.

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Pursuant to the terms of the Cooperation Agreement, five (5) individuals were elected or appointed to the Board. These include three (3) individuals who were designated as “Investor Group [Prescience Point] Designees” (as such term is used in the Cooperation Agreement) under the terms of the Cooperation Agreement: Dr. Behrens, Mr. Newton and Mr. Barry. As described above, Mr. Barry no longer serves on the Board. The two (2) additional individuals are the Company’s Chief Executive Officer, Mr. Wright, and the “Company Nominee” (as such term is used in the Cooperation Agreement), Mr. Bierman. Mr. Wright was “originally recommended” to the Company by an independent executive search firm and was also recommended by the Nominating and Corporate Governance Committee of the Company.1 As the Company notes on page 9 of its definitive proxy statement for the 2019 annual meeting of shareholders filed under cover of Schedule 14A on August 3, 2020, on August 3, 2020 the Company confirmed that the Cooperation Agreement was terminated.

Only two (2) of Prescience Point’s designees under the Cooperation Agreement continue to serve. Both Dr. Behrens and Mr. Newton are up for election at the Annual Meeting. Prescience Point is currently nominating a full slate of four (4) Nominees to stand for election at the Annual Meeting, including three (3) Nominees who will stand for election as Class II directors to seats currently occupied by Prescience Point’s previous designees, Dr. Behrens and Mr. Newton. As the Board currently consists of nine (9) seats, even in the event that all of Prescience Point’s four (4) Nominees are elected at the Annual Meeting, given that two (2) of such Nominees would replace Dr. Behrens and Mr. Newton, the Nominees would at most constitute a four (4) out of nine (9) minority of the members of the Board.

3.	See our last two comments. Given that you have previously nominated several individuals who have served or currently serve on the Board, explain why the current nominees (if elected) will be able to achieve the changes for which you advocate, when your prior nominees apparently were not.

In response to the Staff’s comment, the Filing Persons have revised the “Background” section on page 5 of the Revised Preliminary Proxy Statement to provide further detail on the unique skills possessed by the current Nominees and how they might effectuate or advocate for change at the Company.

The current members of the Board lack the sell-side analytics and mergers and acquisitions experience our current independent Nominees would bring to the Company. Additionally, the Board has not demonstrated a willingness or ability to achieve the changes in the Company’s messaging and strategic direction that we have pushed for over the past two years, which leads us to the reasonable conclusion that the changes that we are seeking will not be accomplished with our prior nominees on the Board. As noted above, we believe our current Nominees have the experience, expertise and track record of accountability to shareholders to fix the Company’s long-standing issues. We also note that Mr. Asbahi has a demonstrated ability to effectively the communicate the value of MiMedx to investors.

1 See the Company’s definitive proxy statement for the 2018 annual meeting of shareholders filed under cover of Schedule 14A on May 31, 2019.

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4.	Describe the additional material provisions of the Cooperation Agreement between the Company and Prescience Point.

In response to the Staff’s comment, the Filing Persons have revised the “Background” section on page 5 of the Revised Preliminary Proxy Statement to further describe the material provisions of the Cooperation Agreement.

5.	Describe the facts supporting Prescience’s assertion that the Company committed a “material and incurable breach” of the Cooperation Agreement.

In response to the Staff’s comment, the Filing Persons have revised the “Background” section on page 5 of the Revised Preliminary Proxy Statement to describe the disparagement by a director of the Company in breach of the non-disparagement clause in Section 6 of the Cooperation Agreement.

Proposal 3. Advisory Vote on the Company’s Named Executive Officer Compensation, page 12

6.	Explain why Prescience Point is recommending a vote against the compensation of the Company’s Named Executive Officers.

In response to the Staff’s comment, the Filing Persons have revised the reasoning in Proposal 3 on page 12 of the Revised Preliminary Proxy Statement to note our belief that management is unable to effectively communicate the Company’s and its products’ potential for value creation, resulting in the chronic undervaluation of its equity, as well as the loss of market share to competitors in the wound care space over the past year, which resulted in declining wound care sales in fiscal year 2020.

Proposal 5. Proposal to Amend the Charter to Destagger the Board and Elect all Directors Annually, page 14

7.	Provide support in the revised proxy statement for your assertion that the “vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.”

In response to the Staff’s comment, the Filing Persons have included a footnote referencing the study which is the source of our data underlying this assertion. Additionally, the Filing Persons have changed “Russell 1000” to “Russell 3000” in order to better conform its statement to the data provided by the indicated source.

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What are “broker non-votes” and what effect do they have on the proposal?, page 21

8.	Clarify the statement here that “there will be no broker non-votes,” based on your own explanation of broker non-votes in the first sentence of this section.

In response to the Staff’s comment, the Filing Persons have revised this sentence to match the Company’s disclosure from its Preliminary Proxy Statement to avoid possible confusion by shareholders.

Who is making this Proxy Solicitation and who is paying for it?, page 23

9.	In the first paragraph of this section, you state that you may solicit proxies by (among other methods) “telegraph.” Unless you intend to use a telegraph, please revise.

In response to the Staff’s comment, the Filing Persons have removed the reference to using a telegraph for solicitation of proxies.

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Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376. Thank you for your attention to this matter.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

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